October 26, 1999

                             FOR COLUMBIA EMPLOYEES

Here is some additional information we hope will answer questions you may have about the actions taken by Columbia's Board of Directors that were announced on Oct. 24.

NISOURCE PROPOSAL

         WHY HAS THE BOARD DECIDED TO REJECT THIS LATEST BID FROM NISOURCE?

         The Board's determination was based on a number of factors, including written opinions from the company's financial advisors, Morgan Stanley Dean Witter and Salomon Smith Barney, that the proposal was inadequate from a financial point of view for Columbia shareholders. The Board also continued to be concerned with significant conditions and serious regulatory hurdles associated with the NiSource proposal.


         IS THERE A PRICE AT WHICH A BID FROM NISOURCE WOULD BE ACCEPTED?

         As the company announced on Sunday, Oct. 24, it is beginning a process where it will enter into discussions with outside parties -- including NiSource if it is interested -- to explore and evaluate alternatives to enhance shareholder value. While price is an important criterion, the Columbia Board also will look at a number of other factors to determine the best alternatives for the company.


EXPLORATION OF STRATEGIC ALTERNATIVES

         WHAT TYPES OF STRATEGIC ALTERNATIVES IS THE COMPANY CONSIDERING?

         Columbia is considering a variety of alternatives to enhance shareholder value. These could include a merger, reorganization, or disposition of a material amount of assets. As noted in the company's Oct. 24 press release, there can be no assurance that any discussions will result in a transaction or other action.


         WHAT WOULD A "REORGANIZATION" MEAN? WHAT ASSETS IS THE COMPANY CONSIDERING SELLING? WOULD THIS MEAN LAYOFFS?

         We are only at the very beginning of this process, so the specific possibilities are not yet clear. It is far too early at this point to speculate about whether this would mean any employee layoffs. Before any steps are taken, the impact of any such action on Columbia's shareholders, employees, customers and communities would be carefully considered by the Board, consistent with its fiduciary responsibilities.

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         WHAT IS COLUMBIA'S TIMETABLE TO EXPLORE THESE ALTERNATIVE
         OPPORTUNITIES?

         We are only at the beginning of this process and do not yet have a clear idea of how long it might take. We intend to move forward diligently, but carefully, so that we can eliminate any uncertainty as quickly as possible without making hasty decisions.


         IS THE COMPANY FOR SALE?

         "For sale" and "Not for sale" have very specific legal meanings under the current circumstances. We have not announced that Columbia is for sale; what we have said is that we are exploring strategic alternatives to enhance shareholder value.


POTENTIAL PARTNERS

         DOES COLUMBIA HAVE ANY SPECIFIC PARTIES IN MIND AS POTENTIAL MERGER PARTNERS?

         Informal discussions among other companies about mutual opportunities to enhance shareholder value are the order of the day in our industry. Before the NiSource tender offer, Columbia's management had participated in this type of discussions. Following the tender offer --due to legal restrictions and other factors -- Columbia's participation in such discussions ceased. We have received inquiries from other companies about potential transactions. We plan to explore all of these possibilities as part of the process we have just initiated.


         IF OTHER PARTIES WERE GOING TO COME IN, WOULDN'T THEY HAVE DONE SO BY NOW?

         No, many companies are more likely to step forward on a friendly basis than on a hostile one. Columbia's decision to openly explore strategic alternatives will allow interested parties to enter into discussions on a non-hostile basis.


         HOW CAN COLUMBIA CONSIDER SITTING DOWN WITH NISOURCE WHEN THE BOARD SEEMS SO CONVINCED IT IS NOT THE RIGHT PARTNER?

         The Board has been advised that it is prudent to hold discussions with all interested parties -- including NiSource if it agrees to follow the basic rules we are setting for participation in our process. If we do meet with NiSource, we will explore our concerns about the financial and strategic merits of a combination of our two companies, as well as about NiSource's ability to satisfy its financing conditions and successfully complete a transaction of the magnitude required.


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COLUMBIA'S ACTIONS

         DO THE CHANGING INDUSTRY CONDITIONS RICK RICHARD REFERS TO MEAN THAT COLUMBIA IS MODIFYING ITS STRATEGY? DO THEY MEAN THE COMPANY CANNOT REMAIN INDEPENDENT?

         It has always been Columbia's practice to continually re-evaluate the company's strategy and long-term plans to ensure its actions are the right ones within changing industry conditions. The Board's authorization to explore strategic alternatives gives us the flexibility we need to take the right actions for the company. It is possible that Columbia will continue to be independent, although in today's rapidly consolidating industry that may not be in the best long-term interests of the company, its shareholders, employees, customers and the communities it serves. The Board will take those actions that it determines are in the best interests of these constituencies.


         ARE YOU TAKING THESE ACTIONS IN RESPONSE TO SHAREHOLDER AND ANALYST PRESSURE?

         From the beginning, the Board has made its decisions based on what it considers to be in the best interests of Columbia and its shareholders. The input of our shareholders and industry analysts is important to the company, and we take their concerns seriously.

NEXT STEPS

         WHAT HAPPENS NEXT? WHEN WILL THERE BE FURTHER DEVELOPMENTS?

         Columbia's Board has authorized management to conduct its discussions with interested parties in private. This will help prevent rumors and misinformation from disrupting our business activities. Please be assured that we will keep you informed of all important developments in as timely a way as possible.


         WHAT HAPPENS TO NISOURCE'S TENDER OFFER? IS THE NOV. 12 DEADLINE STILL IN PLACE?

         NiSource has not yet said what it plans to do about the tender offer, so for now the deadline remains in place. The Board has rejected the $74 per share cash offer as inadequate and recommends that shareholders not tender shares to NiSource.